Exhibit 99.1

Telesat Reports Results for the Quarter and Year Ended December 31, 2021

OTTAWA, CANADA - March, 18, 2022 –Telesat (NASDAQ and TSX: TSAT), one of the world’s largest and most innovative satellite operators, today announced its financial results for the three-month and one-year periods ended December 31, 2021. All amounts are in Canadian dollars and reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

“I am pleased to report our 2021 fourth quarter and full year results as a dual-listed, public company,” commented Dan Goldberg, Telesat’s President and CEO. “Despite modestly lower year-over-year revenues and Adjusted EBITDA, adjusted for foreign exchange rate changes, Telesat continued to generate strong cash flows, ending the year with over $1.4 billion in cash. We also continued to deliver industry-leading Adjusted EBITDA margins1 with high capacity utilization and have a substantial contractual backlog of $2.1 billion, providing high visibility into our future cash flows.”

Goldberg added: “I am also pleased that we made significant progress last year on our revolutionary Telesat Lightspeed constellation, including announcing $1.44 billion and $400 million of investment in the project by the Government of Canada and the Government of Quebec, respectively; making strong progress on the advanced technologies and systems underpinning the constellation; and concluding an agreement with the Government of Ontario to use Telesat Lightspeed to help bridge the Digital Divide, which, along with our Government of Canada agreement previously announced, contributes to the over $750 million in contractual backlog we had in place for Telesat Lightspeed at the end of 2021. Our focus now is completing the financing of Telesat Lightspeed and commencing the full-scale construction of the program. Although the program has been delayed as a result of certain supply chain issues, we remain bullish that Telesat Lightspeed will position Telesat and its customers for strong future growth.”

For the year ended December 31, 2021, Telesat reported consolidated revenue of $758 million, a decrease of 8% ($62 million) compared to the same period in 2020. When adjusted for changes in foreign exchange rates, revenue declined 4% ($32 million) compared to 2020. The revenue decrease was primarily due to a reduction of service for one of Telesat’s North American direct-to-home customers, the reduction or non-renewal of certain services in the enterprise segment, including as a result of the full-year effect of contract restructurings in 2020 for a mobility customer as a result of COVID-19, and lower consulting revenue. The revenue decline was partially offset by an increase in revenue associated with short-term services provided to another satellite operator in 2021, which had not occurred in 2020, as well as increased services provided to customers in the mobility market as it began to recover from the impact of COVID-19.

Operating expenses for full year 2021 were $234 million, an increase of $53 million from 2020. When adjusted for changes in foreign exchange rates, operating expenses increased by $59 million from 2020. The increase was principally due to higher non-cash share-based compensation combined with higher wages due to the hiring of additional employees, primarily to support the Telesat Lightspeed program. This was partially offset by higher capitalized engineering costs.

Adjusted EBITDA1 for full year 2021 was $603 million, a decrease of 8% ($50 million) or, when adjusted for foreign exchange rates, a decrease of 4% ($25 million). The Adjusted EBITDA margin1 was 79.6%, unchanged from 2020.

For the year ended December 31, 2021, net income was $158 million, compared to $246 million for 2020. The decline was the result of lower revenues, higher (mostly non-cash) operating expenses, and an increase in tax expense, driven by lower deferred tax recovery in 2021, partially offset by recognition of Phase I accelerated clearing payments for repurposing of U.S. C-band spectrum.

For the quarter ended December 31, 2021, Telesat reported consolidated revenue of $187 million, a decrease of 7% ($14 million) compared to the same period in 2020. When adjusted for changes in foreign exchange rates, revenue declined 5% ($9 million) compared to 2020. The revenue decrease was primarily due to lower equipment sales from certain government customers, the reduction or non-renewal of certain services in the enterprise segment, and a reduction of services for one of Telesat’s North American direct-to-home customers.

Operating expenses for the quarter were $87 million, an increase of $40 million from 2020. When adjusted for changes in foreign exchange rates, operating expenses increased by $42 million. The increase in operating expenses was primarily due to higher non-cash share-based compensation.

Adjusted EBITDA1 was $145 million, a decrease of 9% ($15 million) or, when adjusted for foreign exchange rates, a decrease of 7% ($12 million). The Adjusted EBITDA margin1 for the fourth quarter was 77.5%, compared to 79.5% in 2020.

For the quarter ended December 31, 2021, net income was $97 million, compared to net income of $255 million for 2020. The decline was the result of lower revenues, higher expenses, a significantly lower non-cash foreign exchange gain in 2021 compared to the gain in 2020, arising from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars, and higher tax expense, driven by a deferred tax expense compared to a deferred tax recovery in 2020, partially offset by recognition of Phase I accelerated clearing payments for repurposing of U.S. C-band spectrum.

Preliminary 2022 Financial Outlook

Telesat expects its full year 2022 revenues (assuming a foreign exchange rate of US$1 = C$1.30) to be between $720 million and $740 million.

Telesat expects its Adjusted EBITDA (assuming a foreign exchange rate of US$1 =C$1.30) to be between $525 million and $545 million in 2022.

For 2022, Telesat expects its cash flows used in investing activities to be in the range of $100 USD million to $120 USD million. Once Telesat has greater visibility around the construction and financing of its Telesat Lightspeed program, it will provide a further update on the anticipated capital expenditures for the year, which could increase substantially.

Business Highlights

▲     At December 31, 2021:

-	Telesat had contracted backlog[2] for future services of approximately $2.1 billion (excluding contractual backlog associated with Telesat Lightspeed).
-	Fleet utilization was 80%.

▲	Became a Public Company:
-	On November 19, 2021, Telesat Corporation began trading on the Nasdaq Global Select Market (“NASDAQ”) and the Toronto Stock Exchange (“TSX”) under the ticker symbol “TSAT”.
-	This followed the closing of Telesat Canada’s previously announced transaction with Loral Space and Communications Inc. (“Loral”) and Public Sector Pension Investment Board (“PSP Investments”) (the “Transaction”), in which Loral’s stockholders and Telesat Canada’s other equity holders have exchanged their interests for equity in the new public holding structure.

▲	Telesat Lightspeed Constellation:
-	On February 18, 2021, Telesat announced that it had entered into a Memorandum of Understanding (“MOU”) with the Government of Québec for an investment of $400 million into Telesat Lightspeed. Under the terms of the MOU, the investment by the Government of Québec will consist of $200 million in preferred equity of Telesat LEO Inc. as well as a $200 million loan. The Government of Québec’s $400 million investment is subject to a number of conditions, including financing and the entering into of a definitive agreement.
-	On August 9, 2021, Telesat and the Government of Ontario announced that they have partnered to bridge the digital divide in Ontario by leveraging Telesat’s planned advanced, state-of-the-art Low-Earth Orbit satellite network, Telesat Lightspeed. Under this $109 million, 5-year partnership, a dedicated Telesat Lightspeed capacity pool will be made available at substantially reduced rates to Canadian Internet service providers (“ISPs”), including Indigenous owned and operated ISPs, as well as mobile network operators to expand high-speed Internet and LTE/5G networks to Ontario’s unserved and underserved communities.
-	On August 12, 2021, Telesat announced that it expects to receive a $1.44 billion investment from the Government of Canada to support Telesat Lightspeed. Under the terms of the agreement, the Government of Canada would provide a loan of $790 million and make a $650 million preferred equity investment in Telesat LEO Inc., an indirect operating subsidiary that will hold substantially all of the assets of Lightspeed. In return, Telesat would commit to make certain minimum capital and operating expenditures in Canada in connection with the program and to create hundreds of Canadian high-quality, full-time jobs and co-ops and provide academic scholarships.

▲	Repurposing of C-band Spectrum
-	In 2020, the United States Federal Communications Commission adopted a Report and Order in connection with the clearing of a 300 MHz band of C-band downlink spectrum between 3,700 and 4,000 MHz by December 5, 2025 to support the deployment of terrestrial 5G services in the United States (“Report and Order”).
-	The Report and Order included a provision for an accelerated version of the C-band spectrum clearing deadlines as follows:
-	Phase I: to clear 120 megahertz (3.7 – 3.82 GHz) by December 5, 2021; and
-	Phase II: to clear remaining 180 megahertz (3.82 – 4.0 GHz) by December 5, 2023.
-	The Report and Order also provided for reimbursement of reasonable relocation costs to those who are able to meet the deadline of December 5, 2025.
-	In May 2020, Telesat Canada officially committed to the accelerated version of the C-band clearing program and is expected to receive a total of US$344.4 million (US$84.8 million for Phase I and US$259.6 for Phase II), as accelerated payments.
-	An amount of $108.5 million (US$84.8 million) was recognized for the year ended December 31, 2021, relating to Phase I accelerated clearing of the C-band spectrum. Of this balance, $42.9 million was received in 2021 with the remaining payment received in early 2022.

Telesat’s annual report on Form 20-F for the year ended December 31, 2021, has been filed with the United States Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval (“SEDAR”), and may be accessed on the SEC’s website at www.sec.gov and SEDAR’s website at www.sedar.com.

Conference Call

Telesat has scheduled a conference call on Friday, March 18, 2022, at 10:30 a.m. ET to discuss its financial results for the three month and one year periods ended December 31, 2021. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Andrew Browne, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 800 806 5484. Callers outside of North America should dial +1 416 340 2217.

The participant passcode is 8775427 followed by the number sign (#). Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference. In the event of technical issues, please dial *0 and advise the conference call operator of the company name (“Telesat”) and the name of the moderator (Michael Bolitho).

Webcast:

The conference call can also be accessed, as a listen in only, at https://edge.media-server.com/mmc/p/69nxycdo. A replay of the webcast will be archived on Telesat’s website under the tab “Investors”.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on March 18, 2022 until 11:55 p.m. ET on April 1, 2022. To access the replay, please call +1 800 408 3053. Callers from outside North America should dial +1 905 694 9451. The access code is 5806170 followed by the number sign (#).

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat (NASDAQ and TSX: TSAT) is one of the largest and most successful global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s Low Earth Orbit (“LEO”) satellite network, will be the first and only LEO network optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Operating under its international priority Ka-band spectrum rights, Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity links with fibre-like speeds. For updates on Telesat, follow us on Twitter, LinkedIn, or visit www.telesat.com.

Contacts:

Investor Relations

Hugh Harley	Michael Bolitho
+1 613 748 8424	+1 613 748 8828
ir@telesat.com	ir@telesat.com

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact, including financial outlook for 2022, and are “forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used herein, statements which are not historical in nature, or which contain the words “will,” “expected,” “plans,” “considering,” or similar expressions, are forward-looking statements. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. All statements made in this press release are made only as of the date set forth at the beginning of this release. Telesat Corporation undertakes no obligation to update the information made in this release in the event facts or circumstances subsequently change after the date of this press release.

These forward-looking statements are based on Telesat Corporation’s current expectations and are subject to a number of risks, uncertainties and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond Telesat Corporation’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance; the impact of COVID-19 on Telesat Corporation’s business and the economic environment; the ability to deploy successfully an advanced global LEO satellite constellation, and the timing of any such deployment; the availability of government and/or other funding for the LEO satellite constellation; the receipt of proceeds in relation to the re-allocation of C-band spectrum; volatility in exchange rates; the ability to expand Telesat Corporation’s existing satellite utilization; and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. Investors should review the other risk factors discussed in Telesat Corporation’s annual report on Form 20-F for the year ended December 31, 2021, that was filed on March 18, 2022, with the United States Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval (“SEDAR”), and may be accessed on the SEC’s website at www.sec.gov and SEDAR’s website at www.sedar.com.

Telesat Corporation

Consolidated Statements of Income

For the periods ended December 31

	Three months		Twelve Months
(in thousands of Canadian dollars)	2021	2020	2021	2020
Revenue	$187,497	$201,908	$758,212	$820,468
Operating expenses	(87,133)	(47,162)	(234,054)	(180,874)
Depreciation	(50,370)	(50,066)	(203,772)	(216,885)
Amortization	(4,090)	(4,289)	(16,141)	(17,195)
Other operating gains (losses), net	108,392	31	107,615	(215)
Operating income	154,296	100,422	411,860	405,299
Interest expense	(48,841)	(47,843)	(187,994)	(203,760)
Interest and other income (expense)	632	(1,471)	3,418	5,196
Gain (loss) on changes in fair value of financial instruments	1,673	25,769	(18,684)	(13,115)
Gain on foreign exchange	20,196	146,693	27,539	47,605
Income before tax	127,956	223,570	236,139	241,225
Tax (expense) recovery	(30,786)	31,453	(78,377)	4,353
Net income	$97,170	$255,023	$157,762	$245,578

Telesat Corporation
Consolidated Balance Sheets

(in thousands of Canadian dollars)	December 31, 2021	December 31, 2020

Assets
Cash and cash equivalents	$1,449,593	$818,378
Trade and other receivables	122,698	51,928
Other current financial assets	861	448
Current income tax recoverable	3,219	3,116
Prepaid expenses and other current assets	41,064	19,745
Total current assets	1,617,435	893,615
Satellites, property and other equipment	1,431,775	1,318,526
Deferred tax assets	46,187	79,912
Other long-term financial assets	16,348	53,425
Long-term income tax recoverable	12,277	8,418
Other long-term assets	31,254	1,504
Intangible assets	764,078	779,190
Goodwill	2,446,603	2,446,603
Total assets	$6,365,957	$5,581,193

Liabilities
Trade and other payables	$54,628	$30,091
Other current financial liabilities	36,647	35,880
Income taxes payable	5,622	7,326
Other current liabilities	85,058	88,829
Current indebtedness	—	—
Total current liabilities	181,955	162,126
Long-term indebtedness	3,792,597	3,187,152
Deferred tax liabilities	296,318	325,893
Other long-term financial liabilities	23,835	35,499
Other long-term liabilities	371,453	410,587
Total liabilities	4,666,158	4,121,257

Shareholders’ Equity
Share capital	42,841	155,698
Accumulated earnings	350,876	1,266,514
Reserves	22,807	37,724
Total Telesat Corporation/Telesat Canada shareholders’ equity	416,524	1,459,936
Non-controlling interest	1,283,275	—
Total shareholders’ equity	1,699,799	1,459,936
Total liabilities and shareholders’ equity	$6,365,957	$5,581,193

Telesat Corporation

Consolidated Statements of Cash Flows

For the years ended December 31

(in thousands of Canadian dollars)	2021	2020
Cash flows from operating activities
Net income	$157,762	$245,578
Adjustments to reconcile net income to cash flows from operating activities
Depreciation	203,772	216,885
Amortization	16,141	17,195
Tax expense (recovery)	78,377	(4,353)
Interest expense	187,994	203,760
Interest income	(4,392)	(7,668)
Gain on foreign exchange	(27,539)	(47,605)
Loss on changes in fair value of financial instruments	18,684	13,115
Share-based compensation	73,723	12,500
Loss on disposal of assets	848	215
Deferred revenue amortization	(64,998)	(74,091)
Pension expenses	8,133	7,333
C-Band clearing proceeds	(42,860)	—
Other	(1,953)	7,974
Income taxes paid, net of income taxes received	(94,242)	(53,443)
Interest paid, net of interest received	(154,433)	(179,972)
Operating assets and liabilities	(58,625)	15,018
Net cash from operating activities	296,392	372,441

Cash flows used in investing activities
Satellite programs	(279,941)	(75,902)
Purchase of property and other equipment	(34,620)	(17,060)
Purchase of intangible assets	(1,162)	(30)
C-band clearing proceeds	42,860	—
Net cash used in investing activities	(272,863)	(92,992)

Cash flows generated from (used in) financing activities
Repayment of indebtedness	—	(453,592)
Proceeds from indebtedness	619,900	—
Payment of debt issue costs	(6,834)	—
Payments of principal on lease liabilities	(2,178)	(1,793)
Satellite performance incentive payments	(6,914)	(9,031)
Proceeds from exercise of stock option	16	—
Government grant received	—	14,185
Initial costs from Transaction	1,260	—
Dividends paid on Director Voting Preferred shares	(10)	(10)
Net cash generated from (used in) financing activities	605,240	(450,241)

Effect of changes in exchange rates on cash and cash equivalents	2,446	(38,052)

Increase (decrease) in cash and cash equivalents	631,215	(208,844)
Cash and cash equivalents, beginning of year	818,378	1,027,222
Cash and cash equivalents, end of year	$1,449,593	$818,378

Telesat’s Adjusted EBITDA margin(1):

	Three months ended December 31,		Twelve months ended December 31,
(in thousands of Canadian dollars) (unaudited)	2021	2020	2021	2020
Net income	$97,170	$255,023	$157,762	$245,578
Tax expense (recovery)	30,786	(31,453)	78,377	(4,353)
(Gain) loss on changes in fair value of financial instruments	(1,673)	(25,769)	18,684	13,115
Gain on foreign exchange	(20,196)	(146,693)	(27,539)	(47,605)
Interest and other (income) expense	(632)	1,471	(3,418)	(5,196)
Interest expense	48,841	47,843	187,994	203,760
Depreciation	50,370	50,066	203,772	216,885
Amortization	4,090	4,289	16,141	17,195
Other operating (gains) losses, net	(108,392)	(31)	(107,615)	215
Non-recurring compensation expenses(3)	5,049	385	5,423	1,261
Non-cash expense related to share-based compensation	39,966	5,340	73,723	12,500
Adjusted EBITDA	$145,379	$160,471	$603,304	$653,355

Revenue	$187,497	$201,908	$758,212	$820,468
Adjusted EBITDA Margin	77.5%	79.5%	79.6%	79.6%

End Notes

1 The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest expense, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

2 Remaining performance obligations, which Telesat refers to as contracted revenue backlog (’‘backlog’’), represents Telesat’s expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that Telesat will recognize in the future in respect of cash already received. The calculation of the backlog reflects the revenue recognition policies adopted under IFRS 15. The majority of Telesat’s contracted revenue backlog is generated from contractual agreements for satellite capacity.

3 Includes severance payments and special compensation and benefits for executives and employees and one-time bonus as a result of the close of the Transaction.